Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,
	2009 (1)	2010 (1)

Net Income	$69	$90
Income taxes	45	51
Capitalized interest	(2)	(1)
	112	140

Fixed charges, as defined:

Interest	145	146
Capitalized interest	2	1
Interest component of rentals charged to operating income	—	—
Total fixed charges	147	147

Earnings, as defined	$259	$287

Ratio of earnings to fixed charges	1.77	1.95
  ________
(1)	Excluded from the computation of fixed charges for the six months ended June 30, 2009 and 2010 is interest expense of $8 million and $3 million, respectively, which is included in income tax expense.